UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 26, 2011

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated July 25, 2011 announcing STMicroelectronics’ 2011 second quarter and first half financial results.

PR No. C2664C

STMicroelectronics Reports 2011 Second Quarter and First Half Financial Results

•	Second quarter net revenues up 1.3% sequentially to $2.57 billion
•	Gross margin of 38.1%
•	Second quarter net income of $420 million; first half net income of $590 million

Paris, July 25, 2011 - STMicroelectronics (NYSE: STM) reported financial results for the Second Quarter and First Half ended July 2, 2011.

President and CEO Carlo Bozotti commented, “Our second quarter net revenues and gross margin results were substantially in line with our business outlook, with sales growth driven by a solid performance from Automotive.

“As anticipated, in this quarter we experienced headwinds related to the situation in Japan and currency rates, while continuing to face ST-Ericsson’s ongoing transition. Additionally, in June, we saw weaker demand and a much weaker than planned outlook for wireless products from a major customer and we saw signs of softening demand in some of our businesses, such as digital consumer products and microcontrollers.

“Looking at the 2011 first half, we have made measurable progress in advancing our product portfolio, clearly gaining share as net revenues from our wholly-owned businesses increased 17% compared to the year-ago period. Our product portfolio is gaining further traction, with significant design wins in the growth application areas we are targeting: energy management and savings, trust and data security, healthcare and wellness as well as smart consumer devices.”

Summary Financial Highlights

(In Million US$)	Q2 2011	Q1 2011	Q2 2010
Net Revenues(a)	2,567	2,535	2,531
Gross Margin	38.1%	39.1%	38.3%
Operating Income, as reported	83	118	91
Non-U.S. GAAP Operating Income before restructuring*	114	142	103
Non-U.S. GAAP Operating Margin before restructuring* Non-U.S. GAAP Attributable to ST*	4.4% 9.1%	5.6% 9.9%	4.1% 7.7%
Net income	420	170	356
(a) Net revenues include sales recorded by ST-Ericsson as consolidated by ST

Second Quarter Review

ST’s net revenues increased 1.3% on a sequential basis, with regional growth led by the Americas with sales up 8%. On a year-over-year basis, ST’s net revenues increased 1.4%, led by the Americas and Greater China-South Asia with growth rates of 6% and 5%, respectively. Sequential net revenue performance was driven by better than expected results in Automotive, Consumer, Computer, Communication Infrastructure (ACCI), specifically Automotive and Imaging. Analog, MEMS and Microcontrollers (AMM) was slightly below expectations mainly due to customer demand changes and adjustments linked to the supply-chain disruption as a result of the crisis in Japan. Power Discrete Products (PDP), as well as ST-Ericsson, were in line with expectations and were principally negatively impacted by reduced demand at a major customer.

Gross margin decreased 100 basis points compared to the prior quarter, principally due to unfavorable currency effects, impact on manufacturing of a change in demand by a major customer and average selling prices, including less favorable product mix. On a year-over-year basis, gross margin declined by 20 basis points mainly due to product mix and unfavorable currency effects, partially balanced by higher manufacturing efficiencies.

Combined SG&A and R&D expenses increased sequentially to $895 million, mainly due to unfavorable currency effects and a lower level of sales of R&D services at ST-Ericsson, compared to $874 million and $895 million in the prior and year-ago quarters, respectively. Combined operating expenses, as a percentage of sales, were 34.9% in the 2011 second quarter compared to 34.5% and 35.4% in the prior and year-ago quarters, respectively.

Impairment and restructuring charges were $31 million compared to $24 million and $12 million in the prior and year-ago quarters, respectively. In the quarter, ST-Ericsson recorded upfront restructuring provisions for its new cost-saving plan.

Operating margin before restructuring attributable to ST in the 2011 second quarter was 9.1%, a decrease of 80 basis points compared to the prior quarter, principally reflecting unfavorable currency effect, product mix and increased losses at ST-Ericsson. On a year-over-year basis, the operating margin before restructuring attributable to ST increased 140 basis points mainly due to higher revenues and profitability in ACCI, AMM and PDP.*

Net income increased significantly to $420 million, or $0.46 per diluted share, compared to $0.19 and $0.39 per diluted share in the prior and year-ago quarters, respectively, mainly due to the after-tax gain of $305 million related to the cash payment from Credit Suisse as the full and final settlement of all outstanding litigation concerning auction rate securities. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP diluted net earnings per share of $0.14 in the second quarter compared to $0.20 and $0.18 per share in the prior and year-ago quarters, respectively.*
_______________

(*)Operating income before restructuring, operating margin before restructuring, operating margin before restructuring attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. Please refer to attachment A for additional information explaining why the Company believes these measures are important and for reconciliation to U.S. GAAP.
For the 2011 second quarter, the effective average exchange rate for the Company was approximately $1.37 to €1.00 compared to $1.33 to €1.00 for the 2011 first quarter and $1.35 to €1.00 for the 2010 second quarter.

 Net Revenues by Market Segment

Net Revenues By Market Segment / Channel (*) (In %)	Q2 2011	Q1 2011	Q2 2010
Market Segment / Channel:
Automotive	17%	17%	14%
Computer	14%	14%	12%
Consumer	9%	11%	13%

Industrial & Other	10%	8%	8%
Telecom	25%	26%	32%
Total OEM	75%	76%	79%
Distribution	25%	24%	21%
(*) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

The sequential net revenues growth of 1.3% was due to growth in the Industrial & Other and Automotive  market segments, which increased 15% and 5%, respectively. Consumer, Computer and Telecom were lower by 13%, 3% and 1%, respectively on a sequential basis. Distribution increased by 4%. On a year-over-year basis, Automotive was up by 28%, Industrial & Other by 17% and Computer by 13%. Consumer declined by 23% and Telecom by 20%. Distribution increased 18%.

Revenues and Operating Results by ST Product Segment

Operating Segment (In Million US$)	Q2 2011 Net Revenues	Q2 2011 Operating Income (Loss)	Q1 2011 Net Revenues	Q1 2011 Operating Income (Loss)	Q2 2010 Net Revenues	Q2 2010 Operating Income (Loss)
ACCI (a)	1,118	122	1,052	116	1,022	100
AMM (a)	751	159	755	166	637	99
PDP	337	40	333	50	331	37
Wireless (b)	347	(207)	384	(180)	525	(137)
Others (c)(d)	14	(31)	11	(34)	16	(8)
TOTAL	2,567	83	2,535	118	2,531	91

ACCI second quarter net revenues increased 6% and 9% compared to the prior and year-ago quarters, respectively, mainly driven by strong growth in Automotive and Imaging. ACCI operating margin was 10.9% compared to 11.0% and 9.8% in the prior and year-ago period, respectively.

AMM second quarter net revenues decreased by 0.6% in comparison to the prior period mainly due to customer demand changes, microcontrollers and adjustments linked to the supply-chain disruption as a result of the crisis in Japan. On a year-over-year basis, AMM revenues increased by 17.9%. AMM operating margin was 21.2% in the 2011 second quarter, compared to 22.0% and 15.6% in the prior and year-ago quarters, respectively.

_____________
(a) Reflecting the transfer of a small business unit from ACCI to AMM as of January 1, 2011, the Company has reclassified prior period revenues and operating income results from ACCI to AMM.
(b) Wireless includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(c) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(d) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $31 million, $24 million, and $12 million of impairment, restructuring charges and other related closure costs in the second and first quarters of 2011 and second quarter of 2010, respectively.

PDP second quarter net revenues increased 1.4% sequentially, principally reflecting continued momentum in power MOSFETs and IGBTs. On a year-over-year basis, PDP revenues increased 1.8%. In the 2011 second quarter, PDP operating margin was 11.8%, negatively impacted by substantially weaker demand from a major customer and related impact on manufacturing, compared to 15.1% and 11.1% in the prior and year-ago quarters, respectively.

Wireless net revenues in the second quarter decreased 9.7% sequentially and 33.9% year-over-year. As anticipated, the lower second quarter revenues were mainly due to the continued decline in sales of ST-Ericsson’s legacy products. Wireless operating loss, excluding non-controlling interest, was $102 million in the second quarter compared to a loss of $91 million and $65 million in the prior and year-ago quarters, respectively.

ST-Ericsson is currently in a transition from legacy to new products, which in the quarter represented more than 45% of total sales. The Company’s innovative product roadmap continues to gain traction with customers. Additionally, ST-Ericsson continues to make progress on their NovaThorTM U8500 platform, although initial volumes will be somewhat lower than initially expected due to reduced demand at certain customers. Lately, the short to midterm uncertainty in the wireless market has increased due to changes in the business environment and has reduced demand for legacy products. In the event of a significant worsening of the current market conditions or a lack of results, the value of ST-Ericsson for ST could decrease to a value lower than the current carrying amount of the investment on our books.

ST recorded $109 million of income for non-controlling interest in the second quarter of 2011 compared to $87 million and $74 million in the prior and year-ago quarters, respectively, mainly related to the ST-Ericsson joint venture. Non-controlling interest is recorded below operating results in ST’s Consolidated Income Statement and reflects primarily Ericsson’s 50% share in the joint venture’s results, as consolidated by ST.

For additional information, see ST-Ericsson’s Q2 2011 earnings results press release at www.stericsson.com

Cash Flow and Balance Sheet Highlights

Reflecting the Company’s particularly intense level of investment in the first half to support capacity expansion for selected product initiatives and the situation at ST-Ericsson, free cash flow was negative at $250 million in the second quarter compared to a positive $51 million and a positive $212 million in the prior and year-ago quarters, respectively.* Capital expenditures were $332 million during the second quarter of 2011 compared to $466 million and $134 million in the prior and year-ago quarters, respectively.

Inventory was $1.76 billion at quarter end compared to $1.67 billion at April 2, 2011. In the second quarter inventory turns were 3.6.

ST’s net financial position was a net cash position of $1.07 billion at July 2, 2011 compared to $1.14 billion at April 2, 2011 and $702 million at June 26, 2010.  In the second quarter, ST received a $357 million cash payment from Credit Suisse. The amount received represents the full and final payment for the settlement of all outstanding litigation concerning auction-rate securities and fully covers all losses and costs associated with the litigation. ST’s cash and cash equivalents, short-term deposits, marketable securities and restricted cash equaled $2.94 billion and total debt was $1.87 billion at July 2, 2011.*

Total equity, including non-controlling interest, was $8.84 billion at quarter end.

In the 2011 second quarter the Company posted a return on net assets (RONA) attributable to ST of 12.9%*

__________

(*)Free cash flow and net financial position are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

First Half 2011 Results

Net revenues for the first half of 2011 increased 5% to $5.10 billion from $4.86 billion in the year-ago period mainly due to an improved product portfolio and continued strength in Automotive, MEMS, Microcontrollers and Imaging applications. ST wholly-owned businesses net revenues increased 17% for the 2011 first half.

Gross margin was 38.6% of net revenues, compared to 38.0% of net revenues for the 2010 first half, reflecting improved fab loading and performance of the product portfolio. Net income, as reported, was $590 million in the first half of 2011, or $0.65 diluted per share, compared to net income of $413 million, or $0.46 diluted per share in the first half of 2010. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP diluted net earnings per share of $0.34 in the first half of 2011 compared to $0.25 per share in the first half of 2010.*

The effective average exchange rate for the Company was approximately $1.35 to €1.00 for the first half of 2011, compared to $1.37 to €1.00 for the first half of 2010.

First Half 2011 Revenue and Operating Results by Product Segment

In Million US$	First Half 2011		First Half 2010
Product Segment	Net Revenues	Operating Income (Loss)	Net Revenues	Operating Income (Loss)
ACCI	2,170	237	1,915	149
AMM	1,505	325	1,183	164
PDP	670	90	612	62
Wireless	731	(386)	1,112	(253)
Others	25	(65)	34	(51)
TOTAL	5,101	201	4,856	71

Third Quarter 2011 Business Outlook

Mr. Bozotti stated, “Entering the third quarter, we have moved quickly to lower production levels at certain fabs primarily due to the significant reduction in the demand outlook from a major customer compared to previous expectations.

“Overall, we are anticipating net revenues in the third quarter to evolve sequentially in the range of about -5% to +2%. Gross margin in the third quarter, due to the temporary high level of unsaturation at selected facilities, is expected to be about 35.5%, plus or minus 1 percentage point.

“Our net financial position, at approximately $1.1 billion at quarter end, continues to be strong. We expect our capital expenditures in the second half to decline significantly as we have largely completed the selective capacity additions for the year. We continue to strengthen our product portfolio and remain committed to support, as well as diversify, our customer base in order to improve our performance.”

This outlook is based on an assumed effective currency exchange rate of approximately $1.41= €1.00 for the 2011 third quarter and includes the impact of existing hedging contracts. The third quarter will close on October 1, 2011.

__________

(*)RONA attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

Recent Corporate Developments

On May 3, ST announced that all the resolutions proposed by the Supervisory Board were approved at the Company’s Annual General Meeting (AGM), which was held in Amsterdam.
The main resolutions approved by shareholders were:
•
The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer for a three-year term expiring at the 2014 Annual General Meeting;

•	The reappointment for a three-year term, expiring at the 2014 Annual General Meeting, of the following members of the Supervisory Board: Mr. Didier Lombard, Mr. Bruno Steve and Mr. Tom de Waard;
•	The appointment of Messrs. Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera as new members of the Supervisory Board for a three-year term, expiring at the 2014 Annual General Meeting;
•	Approval of the Company's 2010 accounts reported in accordance with International Financial Reporting Standards (IFRS); and
•	The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments.

Following the Annual General Meeting, the Supervisory Board appointed Mr. Didier Lombard as the Chairman of the Supervisory Board and Mr. Bruno Steve as the Vice-Chairman, respectively, for 3-year terms ending in 2014.

On May 31, ST announced the publication of the Company's 2010 Sustainability Report. The report provides comprehensive details of ST's Sustainability strategy, policies and performance during 2010 and illustrates how ST embeds sustainability into its business practices to create value for all of its stakeholders. Key commitments and achievements include a record safety performance that puts ST among the worldwide leaders in this field and a commitment to have 100% of ST products eco-designed by 2015.

On June 9, ST received a cash payment of $356.8 million from Credit Suisse as a full and final payment for the settlement of all outstanding litigation concerning auction-rate securities. The payment fully covered all losses and costs associated with the litigation.

Q2 2011 – Product and Technology Highlights

During the quarter, the Company made solid progress with important new-product introductions, joint developments with customers and other partners, and significant design wins in key growth areas, including smart consumer devices, energy management, healthcare and data security.

ACCI (Automotive, Consumer, Computer and Communications Infrastructure)
Automotive

•
Earned a key design win for a dual-clutch transmission controller with a major European manufacturer who supplies directly to the auto companies (tier-ones). The dual clutch is anticipated to be an important contributor to reducing fuel consumption.

•
Achieved a major design win with a key tier-one manufacturer in a power-steering application for a super-integrated ASIC, manufactured in ST’s highly reliable BCD8 Automotive process, that will be used by many Japanese car makers.

•	Unique TeseoII, which concurrently receives satellite signals from both the GPS- and Glonass-system satellites for improved global positioning, was selected for a Telematics Box application.

Computer and Communications Infrastructure
•	Began delivering the SPEAr1340 dual-core ARM Cortex-A9 microprocessor family, which integrates hardware graphics and video processing capabilities, to provide outstanding multimedia performance.
•	Collected multiple design wins, including one for the graphical user interface from a leading printer manufacturer, for SPEAr-family devices.
•	Contributed to protecting the health of consumers from food-borne pathogens, with Veredus Labs’ launch of VereFoodborne. The product uses ST’s Lab-on-Chip platform to detect the pathogens.
•	Earned a key design win with Ciena, one of the world leaders in networking, for an ASIC manufactured in 32nm process technology for a Metropolitan Area Network application.

Home Entertainment and Displays
•
Gained multiple new design wins of 'Freeman-iDTV System-on-Chip' with ODM/OEM customers for Europe & UK digital TV markets.  The ‘Freeman’ family offers highly integrated 3D, Motion-Judder reduction, Connected-TV functions and Faroudja video processing.

•
Successfully enabled a TV ODM to begin mass production of its 100Hz integrated digital TV (iDTV) product line-up for European Digital Video Broadcast CI+ market with a complete system-platform solution based on the Freeman-Premier iDTV SoC.

•
Introduced new “Athena” multi-media monitor SoC family as the first to support the DisplayPort 1.2 digital display interface format plus HDMI 1.4 and first-of-their-kind features such as multi-stream, multi-monitor functions.

Analog, MEMS and Microcontrollers (AMM)
•
Introduced two MEMS Digital Microphones that address computer and mobile market applications by offering real high-fidelity audio bandwidth, flat frequency response in the full audio band, and an unparalleled sound quality and immunity to power-supply noise.

•	Won an important socket in a next-generation smartphone from a significant US manufacturer with a 3-Axis 20kHz Digital Gyroscope.
•	Started production of a solar battery charger for mobile phones and other small portable devices based on an innovative technique, for collecting the maximum possible energy from solar cells.
•	Earned a design win for a power-over-Ethernet IC in an IP phone from a market-leading supplier.
•	Set a new memory density record with its 2-Mbit serial EEPROM chips suited for write-intensive applications, including smart meters and medical equipment.
•	Achieved design wins of its highly secure 90nm 32-bit MCUs for the latest Trusted Platform Modules at major PC OEMs.
•	Won a major design for its STM32F microcontrollers in an application for a multi-utility controller at a leading smart-metering OEM in the UK.
•	Expanded its capabilities in Convergent Home Networking and Smart Grid with additional IP and talent targeting HomePlug wideband powerline communications.

Power Discrete Products (PDP)
•
Extended its Power MOSFET family with high-efficiency devices that bring energy-saving advantages to solar, telecom and consumer applications; achieved an important design win for a micro-inverter with a large customer in the US.

•
Gained multiple design wins from top-five portable broadband-application manufacturers for Integrated Passive Devices that deliver best-in-class RF performance in wireless and portable broadband solutions, including Bluetooth, WLAN, GPS and WiMax.

ST-Ericsson
•	Products
o	Launched the Thor M5780 21Mbps, tailored for smartphones and 30 percent smaller than previous modem solutions.

•	Customers
o
As of the end of first quarter, Ericsson had approximately 100 design wins for notebooks and netbooks and 25 design wins for tablets with modules using ST-Ericsson modems, with the majority based on the Thor M57xx 21Mbps family.

o	Samsung selected the Thor M5720 modem to underpin the Samsung Infuse™ 4G smartphones launched with AT&T in the US.
o	In June T-Mobile USA introduced the Samsung Exhibit™ 4G which is underpinned by ST-Ericsson´s 21Mbps Thor modem.
o	All new Panasonic Toughbook™ computers will feature Ericsson's mobile broadband module, based on the ST-Ericsson Thor 21Mbps modem.

TeseoII, SPEAr and MDmeshV are trademarks of STMicroelectronics. Thor is a trademark of ST-Ericsson. VereFoodborne is a trademark of Veredus Laboratories. All other trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income before restructuring, operating margin before restructuring, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
Changes in demand in the key application markets and from key customers served by our products, including demand for products where we have achieved design wins and/or demand  for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•
in periods of reduced demand or visibility on orders our ability to reduce our expenses as required and to operate our manufacturing facilities at sufficient levels to cover fixed operating costs, as well as our ability, in the case of increased demand, to ramp up production efficiently;

•
the operations of the ST-Ericsson wireless joint venture, which represent an over $2 billion investment and risk for our business, are currently in a transition from legacy to new products and  facing a dramatic change in their major customer business. Consequently, ST-Ericsson has been incurring significant losses. In the event of a significant worsening of the current market conditions or a lack of results, the value of ST-Ericsson for ST could decrease to a value lower than the current carrying amount of the investment on our books;

•
our ability, in an intensively competitive environment, to successfully develop and secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
our ability to maintain or improve our competiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws, expected income  or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami (in particular, the aftermath of the events in Japan), volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned  disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the SEC on March 7, 2011. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On July 26, 2011, the management of STMicroelectronics will conduct a conference call to discuss the Company’s performance for the second quarter of 2011.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until August 5, 2011.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2010, the Company’s net revenues were $10.35 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income before restructuring is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST, the impact of equity investment divestiture and subsequent sale of Micron shares, other-than-temporary impairment (OTTI) charges and realized gain on financial assets, net of the relevant tax impact.

Return on net assets (RONA) is considered by management to be the key financial and economic metric to measure the return on invested capital. RONA is the ratio of operating income before impairment and restructuring charges divided by average net assets used during the period. ST defines average net assets as average total assets net of total liabilities as reported in our consolidated balance sheet excluding all items related to our financial position such as cash and cash equivalents, marketable securities, short-term deposits, restricted cash, bank overdrafts, current portion of long-term debt and long-term debt.

Operating income before restructuring attributable to ST is calculated as operating income before restructuring excluding 50% of ST-Ericsson operating income (loss) before restructuring as consolidated by ST. Operating margin before restructuring attributable to ST is calculated as operating income before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST. RONA attributable to ST is calculated as annualized operating income before restructuring attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q2 2011 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	977	83	420	0.46
Impairment & Restructuring		31	24
Realized gain on financial assets			(323)
Estimated Income Tax Effect			5
Non-U.S GAAP	977	114	126	0.14

Q1 2011 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	991	118	170	0.19
Impairment & Restructuring		24	22
Gain on sale of Micron shares			(21)
OTTI			5
Estimated Income Tax Effect			(1)
Non-U.S GAAP	991	142	175	0.20

Q2 2010 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	968	91	356	0.39
Impairment & Restructuring		12	8
Equity Investment Divestiture			(265)
Estimated Income Tax Effect			60
Non-U.S GAAP	968	103	159	0.18

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, net of bank overdrafts, if any, current and non-current marketable securities excluding Micron shares received in connection with the sales of Numonyx, short-term deposits and non-current restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	July 2, 2011	April 2, 2011	June 26, 2010
Cash and cash equivalents, net of bank overdrafts	2,355	1,928	1,268
Marketable securities, current	426	719	1,094(a)
Short-term deposits	151	71	62
Restricted cash	3	92	-
Non-current restricted cash	5	-	250
Marketable securities, non-current	-	77	57
Total financial resources	2,940	2,887	2,731
Short-term borrowings and current portion of long-term debt	(825)	(717)	(802)
Long-term debt	(1,045)	(1,032)	(1,227)
Total financial debt	(1,870)	(1,749)	(2,029)
Net financial position	1,070	1,138	702

(a) Excludes Micron shares received in connection with the sale of Numonyx in Q210.

Free cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q2 2011	Q1 2011	Q2 2010
Net cash from operating activities	117	350	361
Net cash from (used in) investing activities	289	(206)	(300)
Payment for purchases of (proceeds from sale of) current and non-current marketable securities, investment in (proceeds from) short-term deposits and restricted cash, net	(656)	(93)	151
Free cash flow	(250)	51	212

---end---

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	July 2,	April 2,	December 31,
In million of U.S. dollars	2011	2011	2010
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	2,355	1,928	1,892
Restricted cash	3	92	7
Short-term deposits	151	71	67
Marketable securities	426	719	1,052
Trade accounts receivable, net	1,302	1,239	1,230
Inventories, net	1,755	1,671	1,497
Deferred tax assets	171	191	218
Assets held for sale	28	31	28
Other receivables and assets	749	675	609
Total current assets	6,940	6,617	6,600

Goodwill	1,079	1,064	1,054
Other intangible assets, net	715	715	731
Property, plant and equipment, net	4,508	4,350	4,046
Long-term deferred tax assets	378	358	329
Equity investments	116	131	133
Restricted cash	5	-	-
Non-current marketable securities	-	77	72
Other investments and other non-current assets	429	370	384
	7,230	7,065	6,749
Total assets	14,170	13,682	13,349

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	825	717	720
Trade accounts payable	1,310	1,277	1,233
Other payables and accrued liabilities	1,030	995	1,004
Dividends payable to shareholders	265	-	62
Deferred tax liabilities	18	14	7
Accrued income tax	122	120	96
Total current liabilities	3,570	3,123	3,122

Long-term debt	1,045	1,032	1,050
Reserve for pension and termination indemnities	351	340	326
Long-term deferred tax liabilities	28	33	59
Other non-current liabilities	337	313	295
	1,761	1,718	1,730
Total liabilities	5,331	4,841	4,852
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,544,805 shares issued, 884,345,239 shares outstanding)
Capital surplus	2,531	2,523	2,515
Accumulated result	3,451	3,411	3,241
Accumulated other comprehensive income	1,245	1,222	979
Treasury stock	(277)	(304)	(304)
Total parent company shareholders' equity	8,106	8,008	7,587
Noncontrolling interest	733	833	910
Total equity	8,839	8,841	8,497
Total liabilities and equity	14,170	13,682	13,349

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2011	Q1 2011	Q2 2010

Net Cash from operating activities	117	350	361
Net Cash from (used in) investing activities	289	(206)	(300)
Net Cash from (used in) financing activities	18	(116)	(167)
Net Cash increase (decrease)	427	36	(155)

Selected Cash Flow Data (in US$ millions)	Q2 2011	Q1 2011	Q2 2010

Depreciation & amortization	322	317	309
Payment for Capital expenditures	(332)	(466)	(134)
Dividends paid to shareholders	(89)	(62)	(62)
Change in inventories, net	(64)	(135)	(75)

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	July 2,	June 26,
	2011	2010

Net sales	2,545	2,507
Other revenues	22	24
NET REVENUES	2,567	2,531
Cost of sales	(1,590)	(1,563)
GROSS PROFIT	977	968
Selling, general and administrative	(316)	(302)
Research and development	(579)	(593)
Other income and expenses, net	32	30
Impairment, restructuring charges and other related closure costs	(31)	(12)
Total Operating Expenses	(894)	(877)
OPERATING INCOME	83	91
Realized gain on financial assets	323	-
Interest income (expense), net	(3)	1
Loss on equity investments and gain on investment divestiture	(9)	264
Loss on financial instruments, net	-	(8)
INCOME BEFORE INCOME TAXES	394	348
AND NONCONTROLLING INTEREST
Income tax expense	(83)	(66)
INCOME BEFORE NONCONTROLLING INTEREST	311	282
Net loss attributable to noncontrolling interest	109	74
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	420	356

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.48	0.40
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.46	0.39

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	907.0	912.1

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	July 2,	June 26,
	2011	2010

Net sales	5,068	4,818
Other revenues	33	38
NET REVENUES	5,101	4,856
Cost of sales	(3,134)	(3,011)
GROSS PROFIT	1,967	1,845
Selling, general and administrative	(628)	(583)
Research and development	(1,141)	(1,189)
Other income and expenses, net	58	43
Impairment, restructuring charges and other related closure costs	(55)	(45)
Total Operating Expenses	(1,766)	(1,774)
OPERATING INCOME	201	71
Other-than-temporary impairment charge and realized gain on financial assets	318	-
Interest income (expense), net	(18)	4
Loss on equity investments and gain on investment divestiture	(15)	259
Gain (loss) on financial instruments, net	22	(11)
INCOME BEFORE INCOME TAXES	508	323
AND NONCONTROLLING INTEREST
Income tax expense	(114)	(55)
INCOME BEFORE NONCONTROLLING INTEREST	394	268
Net loss attributable to noncontrolling interest	196	145
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	590	413

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.67	0.47
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.65	0.46

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	907.2	913.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 26, 2011	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer